Exhibit 1

MTS to Acquire Vexigo Ltd.

Ra’anana, Israel – February 3, 2015 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of mobile virtual network enabler (MVNE), mobile money and telecommunications expense management (TEM) solutions and services, today announced that it has signed a definitive agreement to acquire Vexigo Ltd. (“Vexigo”), a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices, which will continue to operate as a wholly-owned subsidiary of MTS.

Under the terms of the agreement, MTS will acquire 100% of the outstanding shares of Vexigo. MTS will pay cash consideration of $4 million, consisting of the payment of $3 million at closing and two payments of $500,000 each that will be paid three months and six months following the closing date. In addition, at closing MTS will issue 40% of MTS’s outstanding ordinary shares post-closing to Vexigo’s shareholders. The agreement further provides for earnout payments of up to $16 million over a 5.5 years period from the closing date, based on the earnings of the Vexigo product line.

According to Vexigo's unaudited financial results as of September 30, 2014, revenues for the nine months period ended September 30, 2014 were $6.6 million, compared with $3.2 million during full year 2013. Operating income for the nine months ended September 30, 2014 was $2.5 million compared with an operating loss of $140 thousand during full year 2013. Net income for the nine months ended September 30, 2014 was $2.2 million compared with a net loss of $119 thousand during full year 2013.

“We are excited about this acquisition which we believe will benefit our customers, partners, employees and shareholders.” said Lior Salansky, CEO of MTS. “With this acquisition, we believe that we will have the scale and resources to expand our market position. The Vexigo team, who will continue their employment with Vexigo after the transaction closes, have developed a compelling technology and built a profitable company that is at the forefront of the online and mobile content visualization and online video advertising business. This new line of business will diversify our existing portfolio of telecom products and services; IoT solutions, cloud solutions and big data solutions. We intend to continue to strengthen our portfolio of products that help customers reduce costs, increase revenues and gain a competitive advantage in their markets.”

“This transaction is in line with our business objectives and it is an important step in carrying out our strategy to enhance our business and increase shareholder value by making accretive acquisitions and entering into new business areas” said Mr. Chaim Mer, Chairman of the Board of the Company.

The acquisition is expected to be completed on or before April 10, 2015. The acquisition is subject to customary closing conditions, including the approval of the transaction at an extraordinary meeting of the shareholders of MTS that is expected to be held in the first quarter of 2015.

About Vexigo

Vexigo (www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.

Vexigo specializes in video advertising solutions for online and mobile platforms, engaging multiple ad formats and interactive ad units with a cutting-edge, in-house optimization platform providing precise targeting in a safe environment for both advertisers and website owners.

The Vexigo Visualizr is a publishing platform based on proprietary software that allows website owners to showcase their content in the form of an alluring and exciting personalized magazine across all devices, including wearables. With a full suite of monetization tools, the Visualizr is a real breakthrough in content monetization.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and provides a crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of an organization with rapid access to concise, actionable data.

The MTS solution for M2M (Machine to Machine) and Internet of Things (IoT) service providers is a comprehensive, proven and highly scalable cloud-based IoT enablement platform. The platform supports all business, operational, management and analytics services, features and functionality requirements of M2M and IoT service providers.

MTS’s solutions for wireless and wireline telecommunication service providers are used for interconnect billing, partner revenue management and for charging and invoicing services. The MTS MVNE services enable the quick launch of new MVNO initiatives in pay as you grow and revenue share models. In addition,

MTS has pre-configured, full-features and scalable solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO).

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit: http://mtsint.com/

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contact:

MTS:

Alon Mualem

CFO

Tel: +972-9-7777-540

Alon.Mualem@mtsint.com